
WINGSPAN HEALTH
2021 Report

Dear investors,

We had a great year in terms of user growth and brand identity. We've grown 20-40% MoM, but that number doesn't capture the user engagement and passion we've seen through social media, appreciative emails, and our 4-7 minute session duration for returning users. Currently, 30% of people who hit our website sign up for the product (compare to healthcare industry benchmark of 5.6%). We feel as though we've proven that we've built a useful product and know how to find and activate users.

We need your help!

We've interested in introductions to folks who are experienced in data product sales - preferably within healthcare, but would love to have conversations with folks from other industries as well. Got any friends in healthcare research? We're also open to talk more with folks in academia about their struggles accessing data to research. Finally, intros to folks who are exploring distributed clinical trials.

Sincerely,

Susanne Fortunato

Founder

Our Mission

We're the go-to spot for every American's information about their health - from answering questions about family history or previous medications, to knowing if they're due for a test, to seeing how much it cost when they had strep throat. If you have a question about your health, we're the first place you look for answers.

See our full profile



How did we do this year?

Report Card

B+



The Good

- User growth
- Brand building & recognition
- Partnership interest (inbound)



The Bad

- Partnerships (outbound)
- Closing partnership contracts
- Closing infrastructure or data sales contracts

2021 At a Glance

January 1 to December 31



$$$$

$0
Revenue



-$129,280
Net Loss



IOU!

$0
Short Term Debt



$118,469
Raised in 2021



$178,223
Cash on Hand
As of 03/11/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking

statements that involve risks and uncertainties

Overview

We get all of your health history into one place, automatically. We show you trends and point out what your doctor may have missed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Liquidity & Capital Resources

To-date, the company has been financed with $378,477 in SAFEs.

Runway & Short/Mid Term Expenses

Wingspan Health Inc cash in hand is $199,584.22, as of December 31 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $10,000/month, for an average burn rate of $10,000 per month. Our intent is to be profitable in 24 months.

We expect our expenses to be anywhere from 5000 - 10000 / month over the next 12 month. We do not expect to generate revenue in the next 6-12 months. Our projected runway is 12 months before we need to raise further capital.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -65%** **Earnings per Share: -$21,546.70**

Revenue per Employee: $0 **Cash to Assets: 100%** **Revenue to Receivables: ~** **Debt Ratio: 0%**

2021_GAAP.pdf

We ❤ Our 188 Investors

Thank You For Believing In Us

Charles Johnson
John Waldeisen
Biren Gandhi
Steven Pong
Kevin Koo Seng Kiat
Christopher Sernel
Moses Gonzales
Jason G Croft
Amir Nader A Ghazvini
Randy Voogd
Kenneth Rubi
Keny Petit-Frere
Patty Tsang
Wei Huang
Narissa Smogor
Joanne P Moss
Daniel Guzek
Amrik S Mann
Emilie Brown
James Cabaniss
Dan TRAN
Michael Schrama
Laurel Kilgour
Kristin Hilty
David Ramirez
Rahul Sharma
Sheri Andrews

Luke Iseman
Vincent Scott
Sean Meador
Isaac Donkor
Adric Samuel
Pramod Rustagi
Mark Mendel
Naomi M Coty
Roderick Herron
Kevin King
Luke Langford
Luinel Montoban
Gregory K Plambeck
Vamsi Addanki
Dennis Murphy
Mary E OBeirne
Sunny Chea
Ramsay Hoguet
Christopher Guillou
Jeff Lombardo
Leo Chan
Dorothy Atewologun
Nahiem Hood
Viet Nguyen
Melissa Givvines
Brando Murphy
Mario M Teel Jr.

Jeremy Edberg
Lewis Palmer III
Cicero Inacio da Silva
Patrick McCarthy
Juan Edward WILLIAMS
Daniel Alvarez-Malo
Baron Huntington
Tom Barrett
Nick Delmonico
Juan Flores
Mircea Trofimciuc
Balakrishnen Varadarajan
Linda Schaefer
Steven James Rogers
Jill Manty
Douglas Alexander
Karthik Thenkondar
Yule Chen
John Ocran
Paul Lee
Steven Seifried
Nicholas Hamilton-Cotter
Michael Stutman
Gianfranco Giannella
Paul Austin
Jose Santiago
Nagaprasanna Nagarajan

Richard Quintana
Lee KS
Heorhii Kozlovskyi
Michael V Seiden
Tarun Eldho Alias
Daniel Herrera
Thomas Martin
Maximiliano Grass
Harsh Sikka
Holden Karau
Johnathon Marshall Taylor
Kweku Adams
Charles Schafer
Steven Ray
Sean A Kau
Cbi ENT
Sandy Toth
Patrick R. Finnan
Wei Su
Ernst Novembre
Jonathan Heiss
Daniel Davies
Brad Cassiday
Nael El Khatib
Jonathan Bonaventura
Mark Ramina
Mark Hines

Charles Ellis
Francisco Malafaya
Venket KANDANALA
Kok Heng Leong
Fares Ksebati
John Butterfield
Charlene Sealy
Kennedy Thibou
Dave Moffat
Virgil Vo
Daniel Morales
RAMON PASCUAL
Vishal Chordia
Andrew Barry
Kellyn Van Arsdale
Jacobus Dirk Spreeuwen...
Maurice Adovoekpe
Rebecca Powell
Raju S Vadapalli
Manoj Mittal
Stephen Weller
Anthony Runnels
Nicholas Waller
Franklin E Njubigbo
Prabu Manickam
Courtney D Campbell
Thaddeus Onwuka

Darren Priest
Carlos Cervantes
Charlton Vergara
Sharath Ramesh
Ujiro Okiomah
Gilbert E. Garza
Will Stattman
Joseph Mario Pyles
Keiji Oenoki
Patrick Lundquist
Mark Warner
Seiichi Mano
Ty Clauss
Darrell Keeling
Arnav Roy
Aaron C Del Re
Vinay S
Sanjay Shah
Stephen Maurice Samaan
Ha H Nguyen
Greg DOTSON
Donna Barbisch
Narendra Gayam
Bradley Bangen
James Blue
Richard Ward
Gadi Borovich

Devon Bernard
Birun Balami
Jarwon De Rose
Dana Karen Ciccone
Craig J. Vom Lehn
Cezar Cristian Andrei
Emily Rasmussen
Shane Pittson
Andrew Gotianse
Domenic Gigliotti
Alex Lebon
Michael Witt
Milo Oien-Rochat
Jeffrey Park
Chang Woo Lee
Anthony DeBiase
Sanjeev Munjal
Alex Fotopoulos
Alex Jean
Kala Rumalla
Jason Roben
Darnell Hatcher
Humza Ahmed
Joseph Anthony Puccio
Vidya Iyer
Gabriel Paravisini

Thank You!

From the Wingspan Health Team



Susanne Fortunato
Founder



Gabrielle Pedriani

Growth

*Gabby led the PR launch of some
of your favorite consumer &
wellness brands.*





Quinn Wang

Medical Advisor

*Quinn is a physician with
incredible insight into patient /
provider communication.*



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Susanne Fortunato	CEO @ Wingspan Health	2020

Officers

OFFICER	TITLE	JOINED
Susanne Fortunato	CEO CEO	2020

Voting Power ⍰

HOLDER	SECURITIES HELD	VOTING POWER
Susanne Fortunato	6,000,000 Common	99.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2020	$50,000	Safe	Section 4(a)(2)
07/2020	$50,000	Safe	Section 4(a)(2)
01/2021	$118,469		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None

None.

Related Party Transactions

David Fortunato, the founder's brother, invested $50k in July of 2019 on a SAFE, at a valuation cap of $4,000,000.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	6,025,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2) and, as a result, the following must be disclosed: (i) the financial information that has been omitted is not otherwise available and will be provided by an amendment to the offering materials; (ii) the investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision; and (iii) no investment commitments will be accepted until after such financial information has been provided.

Healthcare data must be kept secure (platform is not technically covered by HIPAA, but we follow its guidelines anyway).

We are assuming that given the right (well designed, useful, easy to use) tools people are willing to put effort into their health & healthcare. If that assumption proves incorrect we may need to pivot our business.

We surface commonly available health information crossed with your personal health history. This isn't "medical advice", but without careful consideration, there is risk of being considered medical advice.

Our proprietary data aggregation & mapping infrastructure and AI must produce consistent output. Without that, our business model may be undermined and we may have trouble recruiting and retaining customers.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not

guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Wingspan Health Inc

- Delaware Corporation
- Organized January 2020
- 2 employees

26 Aztec Street
San Francisco CA 94110

https://www.wingspanhealth.com

Business Description

Refer to the Wingspan Health profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Wingspan Health is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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